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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)



                        Biovail Corporation International
                                (Name of Issuer)


                           Common Stock, no par value
                         (Title of Class of Securities)


                                   09067K 10 6
                                 (CUSIP Number)

                                  Eugene Melnyk
                        Biovail Corporation International
                         460 Comstock Road, Scarborough
                             Ontario, Canada M1L 4S4
                                 (416) 285-6000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                       N/A
             (Date of Event Which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

            Check the following box if a fee is being paid with the statement
[ ].










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SCHEDULE 13D

CUSIP NO.:  09067K 10 6

(1)   NAME OF REPORTING PERSON:

      Eugene Melnyk

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)         [ ]

      (b)         [ ]

(3)   SEC USE ONLY



(4)   SOURCE OF FUNDS:  PF

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)  [ ]

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:  Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      (7)   SOLE VOTING POWER:  6,289,727

      (8)   SHARED VOTING POWER:  0

      (9)   SOLE DISPOSITIVE POWER:  6,289,727

      (10)  SHARED DISPOSITIVE POWER:  0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON:  6,289,727

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                      [ ]

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  24.7

(14)  TYPE OF REPORTING PERSON:  IN


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            This Amendment No. 4 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 30, 1994, as amended by Amendment No. 1 thereto filed with the SEC on April 11, 1995, Amendment No. 2 thereto filed with the SEC on September 25, 1996 and Amendment No. 3 thereto filed with the SEC on March 11, 1997 (as so amended, the "Schedule 13D"), with respect to the common stock, no par value (the "Common Stock"), of Biovail Corporation International (the "Company"). Except as amended by this Amendment No. 4, the Schedule 13D, as heretofore filed with the SEC, shall remain in full force and effect.

ITEM 1.     SECURITY AND ISSUER.

            This amendment relates to the Common Stock of the Company.

ITEM 2.     IDENTITY AND BACKGROUND.

            This amendment is being filed by Eugene Melnyk, the Chairman of the Board and a director of the Company. The filing of this amendment shall not be construed as an admission that Mr. Melnyk is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement except for the securities stated herein to be beneficially owned by Mr. Melnyk.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Certain recent purchases of Common Stock by Mr. Melnyk are described in Schedule I hereto, which Schedule is hereby incorporated by reference. The source of funds for the purchases of Common Stock described in Schedule I hereto was Mr. Melnyk's personal funds.

ITEM 4.     PURPOSE OF TRANSACTION.

            Subject to applicable legal requirements and the factors referred to below, Mr. Melnyk presently intends to purchase from time to time up to an aggregate of an additional 521,000 shares of Common Stock in open market transactions. In determining whether to purchase additional shares, he intends to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to Mr. Melnyk, and developments with respect to general economic, monetary and stock market conditions.

            Mr. Melnyk's acquisition of the Common Stock is for the purpose of investment. Except as otherwise described herein, Mr. Melnyk has no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D.



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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of May 5, 1997, Mr. Melnyk may be deemed to be the beneficial owner of 6,289,727 shares of Common Stock (including 5,659,727 shares which are owned directly by Mr. Melnyk and 630,000 shares which are the subject of currently exercisable options), which constitute in the aggregate 24.7% of the shares of Common Stock outstanding.

            Except as described in the preceding paragraph, Mr. Melnyk does not beneficially own any shares of Common Stock.

            (b) Mr. Melnyk has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock beneficially owned by him.

            (c) Transactions in the Common Stock by Mr. Melnyk effected during the past 60 days are described in Schedule I hereto, which Schedule is hereby incorporated by reference. In addition, Schedule I describes a transaction in the Common Stock by Mr. Melnyk effected on December 17, 1996, which transaction was not previously described in the Schedule 13D. All such transactions were effected by Mr. Melnyk in the open market on the New York Stock Exchange, and Mr. Melnyk's stock purchases were made with personal funds.

            Except as described in Schedule I hereto, Mr. Melnyk has not effected any transactions in the Common Stock during the past 60 days.

            (d) Mr Melnyk has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by him.

            (e) Not applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None.


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                                    SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 1997



                                    /s/ EUGENE MELNYK
                                 -----------------------
                                     Eugene Melnyk



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                                                                      SCHEDULE I





             SCHEDULE OF TRANSACTIONS IN THE SHARES OF COMMON STOCK

                        No. of Shares
      Date              Purchased               Price Per Share(1)

      12/17/96           1,000                  $27.25

       3/31/97          50,000                  $23.25

       4/28/97          12,500                  $21.00

       4/30/97          25,000                  $24.75

       5/ 2/97          15,500                  $25.50



(1)   Net of brokers' commissions



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                                  EXHIBIT INDEX

No exhibits are being filed with this Amendment No. 4.